ZALDIVA, INC.

331 EAST COMMERCIAL BLVD.

FT. LAUDERDALE, FLORIDA  33334

(954) 938-4133

November 7, 2011

Maryse Mills-Apenteng, Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Comment letter dated November 4, 2011, regarding the Preliminary Information

Statement on Schedule 14C of Zaldiva, Inc., a Florida corporation (the

“Company”)

Dear Ms. Mills-Apenteng:

I am writing in response to the above-referenced comment letter.  The Company provides its response to your comments as set forth below:

1.  Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed.  In this regard, we note your disclosure that nine shareholders have consented in writing to adopt your resolution. However, the largest of these shareholders holds only 18.43% of your outstanding common stock and five of these shareholders individually hold less than 5% of your outstanding common stock.  It appears therefore that you may have engaged in a solicitation in order to obtain these consents.  Please refer to Rule 14a-1(f) regarding the term “solicitation.”  Accordingly, in your response, please explain each shareholder’s relationship with the company and the circumstances under which they consented to the actions set forth in your information statement.  Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions.  Alternatively, please file a preliminary proxy statement on Schedule 14A.

Each of the nine consenting stockholders has had a long-standing relationship with the Company.  The first three consenting stockholders, Nicole Leigh, Robert B. Lees, and John A. Palmer, Jr., are directors and/or executive officers of the Company and have also consented to the change of domicile merger in their capacities as directors of the Company.

Irina and Mikhail Kliot, Summit Group of Companies, LLC, and Bill Kaplan are also long-term, involved stockholders of the Company.  Each of these stockholders is in communication with the Company’s Chief Financial Officer, Robert B. Lees, on at least a monthly basis, and Mr. Lees has met each of these investors personally over the years.  In addition, Mr. Kaplan and the principal of Summit Group are former U.S. Marines, as is Mr. Lees, and they have established a rapport as a result of that common bond.  Each of these investors takes an active interest in Zaldiva’s success, and the subject of cost savings through a change of domicile has come up in discussions with these investors in the past, subject to management’s responsibilities under Regulation FD.  During these discussions, each of these investors expressed his willingness to approve the change of domicile merger.

Biosystic Systems, Inc., The Human Cash Register, Inc., and Jeffrey A. Olweean also have long-standing relationships with the Company.  Each has rendered substantial consulting services to the Company over the years, and Mr. Olweean is also the holder of 425,000 shares of the Company’s Series A 4% Convertible Preferred Stock.  Each of these stockholders takes an active interest in his/its investment in the Company, and each is in frequent communication with management about his/its investment.  In all conversations with investors, management takes care to avoid any selective disclosure of material Company information in violation of Regulation D.  During these conversations, the possibility of enacting cost-cutting measures has been discussed, subject to the restrictions provided by Regulation FD, and management has specifically discussed the perceived lower costs of being a Nevada corporation as compared to a Florida corporation.  These investors expressed their willingness to approve the change of domicile merger during these discussions.

2.

Given the above comment, please respond to the following comments as applicable.  On the first page of your information statement filed on Schedule 14C, as delivered to security holders, state the approximate date on which the information statement is first sent or given to security holders.  See Item 1(b) of Schedule 14A applied to you by Item 1 of Schedule 14C.

The first page of this revised Preliminary Information Statement shows the tentative date on which the Company intends to send the Definitive Information Statement to its common stockholders.  This date is subject to adjustment in the Definitive Information Statement, depending on whether there are any further comments from the Securities and Exchange Commission.

3.

Please furnish the information required by Item 5 of Schedule 14C regarding the delivery of documents to security holders sharing an address as well as the record date required by Item 6(b) of Schedule 14A applied to you by Item 1 of Schedule 14C or advise.

Item 5 of Schedule 14C applies only if the issuer has elected to deliver only one copy of an information statement to two or more security holders sharing the same address.  The Company has not made such an election and, therefore, we do not deem it appropriate to include the language required by Item 5.

The record date is shown where indicated at the end of the second paragraph under the subheading “Voting Securities” under the heading “Voting Securities and Principal Holders thereof.  This date has now been formally defined as the “Record Date.”

4.

We note your disclosure on page 19 of significant differences between your articles of incorporation and those of Zaldiva Nevada discussed under the subheading “Significant Changes in the Company’s Articles of Incorporation to Be Implemented by the Reincorporation Merger.”  Please confirm, and revise to clarify as necessary, that you have disclosed all material differences between your charter document, giving effect to the reincorporation.  Please relocate this discussion so that it appears prominently near the front of your document and consider disclosing it under a separate heading.

A new sentence has been added at the beginning of the fourth paragraph under “Significant Changes in the Company’s Articles of Incorporation to Be Implemented by the Reincorporation Merger,” to indicate that the above-referenced differences are all of the material differences between the Articles of Incorporation, as amended, of the Company, and Zaldiva Nevada.  In addition, that sub-heading has now been made a prominently indicated heading of its own, and the disclosure thereunder has been moved from page 19 to page 10 of the document.

5.

We note the inclusion of extended selections of the Florida Business Corporation Act in Appendix A of your filing.  Please consider removing these selections from your filings as the recitation of regulations is not generally useful to investors.

The Company believes that it is required to provide all of the Florida dissenter’s rights provisions to its stockholders under Section 607.1320 of the Florida Statutes.  Please also note that these statutory provisions are made an appendix to the Information Statement and are not included within the body of that document.  Management believes that this significantly enhances readability of the Information Statement.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ZALDIVA, INC., a Florida corporation

By /s/ Nicole Leigh

Nicole Leigh, President